UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-27307

(Check One)

[X] Form 10-Q

For period ended September 30, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

 M&F BANCORP, INC.
Full name of registrant

2634 Durham-Chapel Hill Boulevard
Address of principal executive office (Street and number)

Durham, North Carolina 27707
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
& filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant used a software program to submit its Form 10-Q to EDGAR for filing within the prescribed time period. An error in the software program caused the filing to be rejected by EDGAR, and also caused the registrant to receive a false confirmation that the Form 10-Q had been filed. Upon discovering the error, the registrant sought to correct the error, but was unable to download the necessary remedial software within the prescribed time period. Accordingly, the registrant was unable to file its Form 10-Q within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Lyn Hittle                                         (919)                         687-7800
                (Name)                                       (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

M&F BANCORP, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2010                                    By: /s/ LYN HITTLE

                                         Lyn Hittle
                                                                                  Chief Financial Officer